Filed pursuant to Rule 433

Registration No. 333-185049

Issuer Free Writing Prospectus

Dated May 29, 2014

U.S.$1,000,000,000

The Bank of Nova Scotia

U.S.$1,000,000,000 2.050% Senior Notes Due 2019
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Issuer:	The Bank of Nova Scotia (the “Bank”)
Title of Securities:	2.050% Senior Notes due 2019
Principal Amount:	U.S.$1,000,000,000
Maturity Date:	June 5, 2019
Price to Public:	99.972% of the Principal Amount, plus accrued interest, if any, from June 5, 2014
Underwriters’ Fee:	0.350%
Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$996,220,000
Coupon (Interest Rate):	2.050%
Re-offer Yield:	2.056%
Spread to Benchmark Treasury:	T + 57 basis points
Benchmark Treasury:	1.625% due April 30, 2019
Benchmark Treasury Yield:	1.486%
Interest Payment Dates:	June 5 and December 5 of each year, commencing on December 5, 2014
Day Count Convention:	30/360; Following, Unadjusted
Trade Date:	May 29, 2014
Settlement Date:	June 5, 2014 (T+5)
CUSIP / ISIN:	064159EX0 / US064159EX02
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Underwriters:
Underwriter	Principal Amount of Senior Notes due 2019 to Be Purchased
Citigroup Global Markets Inc.	U.S.$	210,000,000
Scotia Capital (USA) Inc.	210,000,000
Barclays Capital Inc.	160,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	160,000,000
Morgan Stanley & Co. LLC	120,000,000
Deutsche Bank Securities Inc.	50,000,000
J.P. Morgan Securities LLC	50,000,000
Goldman, Sachs & Co.	20,000,000
HSBC Securities (USA) Inc.	20,000,000
Total	U.S.$	1,000,000,000

__________________________________________

The Bank has filed a registration statement (File No. 333-185049) (including a base shelf prospectus dated August 1, 2013) and a preliminary prospectus supplement dated May 29, 2014 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling, Citigroup Global Markets Inc. at 1-800-831-9146, Scotia Capital (USA) Inc. at 1-800-372-3930, Barclays Capital Inc. at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or Morgan Stanley & Co. LLC at 1-866-718-1649.

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